starpharma

07023501

8 May 2007

SEC MAIL PROCESSING
RECEIVED
MAY 11 2007
WASH, D.C. 160 SECTION

Securities and Exchange Commission,
Division of Corporation Finance,
450 Fifth Street, N.W.,
Washington, D.C. 20549

SUPPL

Dear Sirs,

INFORMATION REQUIRED PURSUANT TO RULE 12g3-2(b)

We are enclosing copies of all information that has been made public, filed with a stock exchange or sent to security holders since 26 March 2007. The first release after this date was on 16 April 2007.

Yours faithfully,

B P Rogers
Company Secretary

PROCESSED
MAY 17 2007
THOMSON
FINANCIAL

STARPHARMA HOLDINGS LTD ABN 20 078 532 180
Level 6, Baker Heart Research Building, Commercial Road,
Melbourne, Victoria 3004 Australia
PO Box 6535, St Kilda Road Central, Vic 8008
Telephone: +613 8532 2700 Facsimile: +613 9510 5955 www.starpharma.com

starpharma

CEO Presentation to Nanobusiness 2007 Conference

Melbourne; 16 April 2007: Dr Jackie Fairley, CEO of Starpharma Holdings Ltd (ASX:SPL, OTCQX:SPHRY) will be presenting at the Nanobusiness 2007 conference in New York on 16 April 2007. The conference provides a forum for small and large companies, partnering organizations and investors interested in the field of nanotechnology. Dr Fairley will also be making a number of investor presentations while in New York.

A copy of the slide presentation is attached.

About Starpharma Holdings Limited:

Starpharma Holdings Limited (ASX:SPL, OTCQX:SPHRY) is a world leader in the development of dendrimer nanotechnology for pharmaceutical, life-science and other applications. SPL is principally composed of two operating companies, Starpharma Pty Ltd in Melbourne, Australia and Dendritic Nanotechnologies, Inc in Michigan, USA. Products based on SPL's dendrimer technology are already on the market in the form of diagnostic elements and laboratory reagents.

The Company's lead pharmaceutical development product is VivaGel™ (SPL7013 Gel), a vaginal microbicide designed to prevent the transmission of STIs, including HIV and genital herpes.

Starpharma's proprietary dendrimer platform, which includes Priostar, also has potential in targeted diagnostics and in drug delivery for a wide variety of drugs. Improvements including enhanced solubility, targeting and reduced toxicity have been demonstrated for a number of existing drugs. More broadly the company, via DNT, is actively exploring dendrimer opportunities in materials science with applications as diverse as adhesives, lubricants and water remediation. SPL has a comprehensive IP portfolio that comprises more than 180 patents/applications issued and pending across 32 patent families - a unique level of IP concentration among nanotechnology companies.

Dendrimers: A type of precisely-defined, branched nanoparticle. Dendrimers have applications in the medical, electronics, chemicals and materials industries.

American Depositary Receipts (ADRs): Starpharma's ADRs trade under the code SPHRY (CUSIP number 855563102). Each Starpharma ADR is equivalent to 10 ordinary shares of Starpharma as traded on the Australian Stock Exchange. The Bank of New York is the depositary bank.

<u>**For further information:**</u>

Media	**Starpharma (www.starpharma.com)**	
Rebecca Wilson **Buchan Consulting** Tel: +61 2 9237 2800 Mob: +61 417 382 391 rwilson@bcg.com.au	**Dr Jackie Fairley** Chief Executive Officer +61 3 8532 2704	**Ben Rogers** Company Secretary +61 3 8532 2702 ben.rogers@starpharma.com

starpharma

ASX:SPL
OTCQX:SPHRY

Starpharma Holdings Limited

Investor Presentation

April 2007
Dr Jackie Fairley
CEO

This document contains certain forward-looking statements, relating to Starpharma's business, which can be identified by the use of forward-looking terminology such as "promising", "plans", "anticipated", "will", "project", "believe", "forecast", "expected", "estimated", "targeting", "aiming", "set to", "potential", "seeking to", "goal", "could provide", "intends", "is being developed", "could be", "on track", or similar expressions, or by express or implied discussions regarding potential filings or marketing approvals, or potential future sales of product candidates. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no assurance that any existing or future regulatory filings will satisfy the FDA's and other health authorities' requirements regarding any one or more product candidates nor can there be any assurance that such product candidates will be approved by any health authorities for sale in any market or that they will reach any particular level of sales. In particular, management's expectations regarding the approval and commercialization of the product candidates could be affected by, among other things, unexpected clinical trial results, including additional analysis of existing clinical data, and new clinical data; unexpected regulatory actions or delays, or government regulation generally; our ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; government, industry, and general public pricing pressures; and additional factors that involve significant risks and uncertainties about our products, product candidates, financial results and business prospects. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Starpharma is providing this information as of the date of this presentation and does not assume any obligation to update any forward-looking statements contained in this document as a result of new information, future events or developments or otherwise.

Outline

- Investment Highlights and Company Overview
- VivaGel™ and Line Extensions
- Product Pipeline
- Conclusion

Company Overview

- World leader in the development of dendrimer nanotechnology products for pharmaceutical and life-sciences
- Lead product VivaGel™ is being developed (under IND) as a microbicide to prevent HIV and Genital Herpes
  - US$20.3m NIH contract to develop VivaGel™ for HIV
  - FDA Fast Track Status for HIV
  - VivaGel™ is the only microbicide with NIH funding support for Genital Herpes
- Two line extensions to VivaGel™ in development in addition to a broad portfolio of other dendrimer projects
- Wholly-owned US subsidiary (DNT Inc.)
  - Leader in the development of advanced dendrimers for life -science and industrial applications
  - Significant dendrimer IP portfolio; current revenues

Starpharma Holdings Limited	
ASX Code	SPL
Level 1 ADR Code	SPHRY
Share Price **AUD**	44c
12 Month High/Low **AUD**	64 c / 35 c
Shares on Issue	167.8M
Market Capitalisation **USD**	~ $60M
Average Mthly Volume	4.5M shares
Cash on Hand (Mar 07) **USD**	$10M

$1 AUD= 0.825 USD

Shareholder Composition


Other US Investors 10.9%
Dow 8.6%
Retail 51.5%
Institutions 29.0%

Starpharma is the global leader in dendrimer based nanotechnology

Company Structure

Dow — 8.6% → **Starpharma Holdings Limited**
ASX:SPL
OTCQX:SPHRY

100% → **Starpharma Pty Ltd**

- 36 employees based in Melbourne, Australia
- Leading developer of dendrimers as pharmaceuticals
- Lead development product, VivaGel™ is a vaginal microbicide for the prevention of genital herpes and HIV
- Broad portfolio of other dendrimer projects including drug delivery, cancer and targeted diagnostics

100% → **Dendritic Nanotechnologies Inc. (DNT)**

- Wholly owned subsidiary based in Michigan, USA (16 employees)
- Leading developer and provider of advanced dendrimers for life science & industrial/materials applications
- Existing licensing agreements with established revenue streams for dendrimer technology

ADR Program OTCQX:SPHRY and US Shareholding

starpharma

- Starparma's ADR program has been extremely successful since launch in January 2005
  - >72% growth in ADRs issued in 06/07
- ~10.8% of issued capital
- Major brokers include Merrill Lynch, Credit Lyonnais, Natexis Bleichroeder
- SPHRY Most heavily traded Australian biotech Level-1 ADR
- OTCQX launched March 2007
  - Daily volumes ~ 90K shares (+55%)
  - Hill Thompson acting as initial market maker
  - 3 additional market makers April 07
- Ongoing program to build liquidity and US interest in SPL/SPHRY
  - US investors ~ 20%
  - US Investor Relations firm
  - Working towards Level 2 ADR



ADR Uptake
ADRs on Issue
2,000,000
1,800,000
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
Jan-05
Apr-05
Jul-05
Oct-05
Jan-06
Apr-06
Jul-06
Oct-06
Jan-07
Apr-07

* 1ADR = 10 SPL shares

Starpharma: Technology Overview

starpharma

Unique Characteristics of Dendrimers:

- Precisely defined, synthetic macromolecules (1-10nm)
- Precisely defined surface topology
- Can be designed to optimize potency, pharmacokinetics and localization; heat stable or biodegradable
- High multivalent binding affinity
  - ability to disrupt protein-protein interactions



1 nm
10 nm

Commercial Advantages of Dendrimers:

- Key enabling nanoscale technology
- Diverse range of Pharma, drug delivery, diagnostic & materials applications
- In the clinic – VivaGel™ (the first dendrimer IND)
- Scalable chemical manufacturing process with competitive COGs
- Well tolerated



e.g. drug delivery

VivaGel™

starpharma


VivaGel
VivaGel
VivaGel
VivaGel
VivaGel


VivaGel

starpharma

VivaGel™ – Lead Product for Prevention of STIs

- VivaGel™is a vaginal microbicide being developed to prevent sexually transmitted infections in women
  - Currently being developed under two INDs for the prevention of HIV and genital herpes
- Gel-based formulation with a nanotech active (SPL7013), delivered via an applicator
- Active ingredient inactivates HIV and HSV-2 (genital herpes) virus by binding with the virus preventing it attaching to the host
- Significant and growing recognition that microbicides offer the best alternative for prevention







HIV

- Major health burden in both developed and developing countries
- 39 million people living with HIV; every day 7,000 women are newly infected
- No cure - more than 50 HIV vaccines have failed and estimates are that an effective vaccine is many years away

Genital Herpes

- Recurrent, lifelong viral infection
- Estimated to infect between 15-25% of male and female adults in developed countries, growing to between 40-50% in the US by 2025
- Existing prevention methods have proven ineffective and developmental vaccines disappointing

Commercial Opportunity for Microbicides

- **Large, addressable markets**
  - HIV primarily in developing countries
  - HSV-2 in both developing and developed countries
- **Increasing market support for products**
  - US government firmly committed to development of safe and effective microbicides
  - US opinion leaders now calling for National Herpes Control Program
- **Several industry surveys have confirmed strong consumer demand**
  - 30-40% female US college students would buy a microbicide increasing to 70% with contraceptive properties
  - Over 20 million women in US would use a microbicide
  - Microbicide market estimates >$1.5-3 Billion

Estimated Market for microbicides in *Developed* Countries

Market Penetration	Average Frequency of Use Per Annum		
	25x US$M	50x US$M	100x US$M
2.5%	365	730	1,460
5.0%	725	1,450	2,900
10.0%	1,450	2,900	5,800

Key assumptions

- *291m women of reproductive age (15-49) in developed countries*
- *Unit sale price circa US$2*
- *Usage rates according to published data*

"If I had a magic bullet to accelerate something it would be the microbicide..."....."
Bill Gates, July 2006

Source: World Bank; UNAIDs; EC AIDS survey; BCG analysis and various microbicide publications

Payor Demand - HIV and HSV-2 Prevention

starpharma

HIV and AIDS (in the US): *"Direct medical costs of up to $15.5 billion per annum"*

"AIDS is the number one cause of death in African-American women aged 25-34"

"If I had a magic bullet to accelerate something it would be the microbicide…"….." Bill Gates, July 2006

""HIV prevention options as of 2005 are not enough" best option…technologies like microbicides which women can initiate and control"

Source: Microbicide Development Act 2005: US Senate

EDITORIAL COMMENTARY

Time to Translate New Knowledge into Practice: A Call for a National Genital Herpes Control Program

Edward W. Hook[1,2] and Peter Leone[3,4]

[1]University of Alabama at Birmingham and [2]Jefferson County Department of Health, Birmingham, [3]University of North Carolina at Chapel Hill, Chapel Hill, and [4]North Carolina State Department of Public Health, Raleigh

Editorial Commentary in Journal of Infectious Disease 1 July 2006 p.194

Vaginal microbicides are recognised as a key element in the fight to slow the spread of STIs

VivaGel™ – Product Features and Performance

starpharma

VivaGel™ Offers Several Key Advantages	▪ Market research indicates international user and payor demand for microbicide gels ▪ Compelling HSV-2 &HIV efficacy; non-irritant ▪ Contraceptive activity (in animals)
Excellent Results in Human and Animal models	▪ Human trials (IND): VivaGel™ is non-toxic and non-irritating ▪ Potent activity in <u>relevant</u> HIV &HSV-2 strains in very stringent animal models ▪ Viruses appear not to develop resistance to VivaGel™
Excellent Drug Characteristics	▪ Lower development risk – Topical gel, external to body ▪ Full development package; well defined chemical entity, scalable ▪ Affordable – Low manufacturing costs ▪ Excellent IP position
Product Extensions	▪ Condom coating (N9 replacement) ▪ Additional indications, combination product

VivaGel™ – Development and Commercial Strategy

starpharma

VivaGel™	• One of the most advanced 2nd generation microbicides for HIV&HSV • Significant non-dilutive NIH support • Broad application; chronic-use product • Partnering/commercial strategies likely to differ between developed (OTC/Pharma) markets and developing (NGO/Govt.) countries • Public health data for HIV and HSV-2 support strong case for on-going public support and re-imbursement **Status: Expanded Safety human trials in US, Australia and Kenya Discussion with various partners**
VivaGel™ Condom Coating opportunity	• Common spermicidal coating in premium condoms is nonxynol-9 (N-9) • Recent studies show that the detergent N-9 can result in a significant increase in the rate of infection by HIV • Likely less onerous regulatory path for VivaGel™ as a condom coating - offering a shorter path to market. **Status: In discussions with several potential international and regional commercial partners wishing to replace N-9 with a VivaGel™coating for their premium condoms**

VivaGel™ Summary

starpharma

- Compelling competitive advantages: HIV&Herpes efficacy; non-irritant; contraceptive activity
- FDA Fast Track Status for HIV
- Successfully completed Phase 1 human trial (under IND)
- Currently in human trials under 2 INDs in Australia, USA and Kenya
- 3 separate NIH funding initiatives:
  - US$20.3m non-dilutive NIH development funding for HIV (Oct 05)
  - the only microbicide with NIH support for Genital Herpes (Apr 06)
  - Recently announced NIH/Microbicide Trials Network support (Feb 07)
- Full development package underway; good progress with scale-up and toxicology programs
- Excellent Commercial opportunities
  - Genital Herpes prevalence in the Western world is at epidemic levels
  - Market surveys indicate strong demand in the US and internationally
  - Authorities and funding bodies highly supportive of effective prevention strategies
- Condom coating and contraceptive indications offer additional market opportunities
- Regulatory approval expected in 2009/10

NIH supported HSV-2 Clinical Program: VivaGel™ Clinic, Kisumu, Kenya

starpharma


KARIBU
VivaGel Clinic


VivaGel

Karibu "Welcome" to the VivaGel Clinic, Kenya Medical Research Institute, Kisumu, Kenya

Product Pipeline

Starpharma's Pipeline: Balanced for Risk

starpharma

Pharmaceutical & Medical Products — Proof of Concept — Lead — Clinical Trials — Sales

VivaGel™
- HSV-2 prevention
- HIV prevention
- condoms coating & other line extensions

ADME Engineering™
- Therapeutic protein PK optimisation

Drug Delivery - Small Molecules
- Cancer therapeutic

Drug Optimisation
- Enhanced solublisation

***in-vivo* and *in vitro* Diagnostics**
- Stratus CS® (Cardiac Diagnostic)
- MRI imaging (Ovarian cancer & cardiovascular disease)

Life-science Products — Proof of Concept — Prototype — Pre-launch — Sales

Gene Transfection Reagents
- SuperFect®

siRNA Transfection Reagents
- PrioFect™

Materials Sciences Products — Early — Intermediate — Advanced, Partnered — Sales

Specialty & Fine Chemicals
- Priostar™ Dendrimers (multiple applications)
- Starburst™ Dendrimers (Catalogue of over 200 products)



Early Commercial Opportunities

starpharma

	Marketed Dendrimer Products	PrioFect™ siRNA Transfection Reagents	Materials Science / Industrial Applications
Value Capture Horizon	Current	Transfection Reagents Licensed to EMD Biosciences*	2007 / 08
Product area	**Existing product sales and licensed dendrimer royalty agreements** **Stratus CS®** : Cardiac marker diagnostic licensed to Dade Behring **SuperFect®** : Gene transfection technology licensed to Qiagen **STARBURST®** dendrimers commercially available DADE BEHRING ALDRICH QIAGEN	**Transfection reagent market: $200M** PrioFect™ siRNA Transfection Reagents provide: **Precise size control**: allows optimisation according to cell type **Highly functionalised surface**: allows targeting to specific cell types i.e. cell-specific delivery **Pharmaceutical Quality**: Low toxicity EMD MERCK	(see table below)

Sector	Discussions with...	Application
Oil	"Top 5" US Oil Company	Lubricant additives
Plastics	Large Automotive Components Manufacturer	Plastics additive
Manufacturing	Major Technology Company	Dental resins
	Multiple avenues of exploration	Adhesives
	"Top 5" European electronics manufacturer	Printed circuit board manufacturing
Pharmaceutical	Global Healthcare Company	Solublisation
Cosmetics	Cosmetic Company	Solubilisation
Research Reagents	Major Reagent manufacturer	Laboratory reagents
Resources	Water quality specialists	Water filtering/ remediation

Adding siRNA to a cell can "turn off" production of <u>specific</u> cellular proteins

"The discovery of RNA interference (RNAi) may well be one of the transforming events in biology in the past decade" Nature

Merck buys Sirna Therapeutics

By Bioperform Web Watch
Posted 10/31/2006 11:01:00 AM

The Associated Press reports that Merck & Co. hε agreed to pay $1.1 billion to buy Sirna Therapeutics Inc. Merck's $15-per-share offer for the San Francisco-based company is almost a 102 percent premium over Sirna's closing Nasdaq Stock Market price of $6.45, which fell 5 cents before the bid was made public after the stock markets closed. Sirna's stock surged 98 percent to $12.74 in after-hours trading. The stock's high for the past year is $8.52.

The discovery of RNAi has already had an immense impact on biomedical research and will most likely lead to novel medical applications in the future.
The Nobel Assembly



The Nobel Prize in Physiology or Medicine 2006

"for their discovery of RNA interference - gene silencing by double-stranded RNA"

Andrew Z. Fire **Craig C. Mello**

Priofect™ and siRNA transfection

starpharma

- Enhances uptake of siRNA (and DNA) into cells
- *2 potential applications:*
  - *Research* reagent
  - *In vivo*



siRNA / DNA
Charge Association
Cell
Endocytosis

Competitive Advantages

- Superior efficacy through reagent size control
- Cell-specific targeting
- Pharmaceutical quality



better
Cyclophilin B Expression (%)
Cell Viability (%)
120
100
80
60
40
20
0
Control
Size tuning means
PrioFect performed better than competitor



PrioFect™
ENGINEERED TO OPTIMIZE
siRNA TRANSFECTION

LOW TOXICITY • EFFECTIVE DELIVERY

EMD Biosciences Deal for PrioFect™

starpharma

Feb. 2007 – Worldwide exclusive license and supply agreement for PrioFect™ siRNA and DNA transfection reagents for research market

- **DNT will supply EMD Biosciences with Priostar™ proprietary dendrimers for the DNA and siRNA transfection research markets.**
- **EMD has established worldwide sales and distribution channels; $200 million research reagents market**
- **Agreement includes royalties and milestone payments**
- **First products to market in 2007**
- **Starpharma retains full rights to all *in vivo* aspects of transfecting nucleic acids, a market segment that experienced significant deal-making activity in 2006.**

EMD

MERCK

EMD Biosciences, Inc. is part of the Performance and Life Science Chemicals (PLS) division of Merck KGaA, Darmstadt, Germany. EMD markets brands including Calbiochem®, Novabiochem®, and Novagen®.

Merck KGaA, Darmstadt, Germany is a global pharmaceutical and chemical company with sales of EUR 6.3 billion in 2006.

starpharma

Partnerships and Collaborators

Industry Collaborators

DOW®

Pfizer

QIAGEN

EMD

MERCK

DADE BEHRING

DHARMACON
RNA TECHNOLOGIES

Johnson & Johnson Research
PTY LIMITED

ALDRICH

Research/ University Collaborators

INSTITUTE FOR SOLDIER NANOTECHNOLOGIES

NATIONAL CANCER INSTITUTE

PENNSTATE Nanofabrication Facility

NATIONAL INSTITUTES OF HEALTH

CALTECH

CMU
CENTRAL MICHIGAN UNIVERSITY

UPMC | University of Pittsburgh Medical Center

THE NATIONAL DENDRIMER & NANOTECHNOLOGY CENTER

ARL
U.S. Army Research Laboratory

NANOTECHNOLOGY CHARACTERIZATION LABORATORY

Key Investment Highlights

starpharma

VivaGel™: A Unique Lead Product

- Compelling competitive advantages
- Endorsement from key health agencies:
  - Significant funding and support received from NIH (>US$20M)
  - The only microbicide with support for genital herpes

Significant Commercial Opportunity

- HIV and genital herpes at epidemic proportions (Europe ~ 15-20%; US 22% adults)
- Strong consumer and government demand

Diversified Pipeline of Opportunities

- Near term commercial opportunities in industrial and life science applications eg. siRNA, balance risk and timeframes of pharmaceutical applications
- Supported by extensive dendrimer IP portfolio

Increasing US Profile

- ~20% of stock held in US; Dow the largest SH
- US subsidiary with marketed products and extensive commercial relationships
- ex CEO/Chairman Dow Corning on the SPL Board

Starpharma represents a significant value proposition for investors

INTERNATIONAL otcQX

starpharma

Starpharma Holdings Limited
ASX:SPL
OTCQX:SPHRY

SPL	US$M
Market Capitalisation	60
NIH Support	26
Cash on Hand (Mar07)	~ 10



Starpharma Annual Report 2006
starpharma

Further information:
www.starpharma.com

Jackie Fairley
CEO
+613 85322704

info@starpharma.com

Supplementary Information

starpharma

Key Management

starpharma

Dr Jackie Fairley, CEO

- Over 15 years international business development and general management experience in pharmaceuticals and biotechnology
- Former senior roles with CSL and Faulding (Mayne Pharma)

Dr Paul Barrett, VP Business Development

- Significant experience in marketing and business development in Australia and UK
- Competitive intelligence expertise

Dr David Owen, VP Research

- Extensive experience in medicinal chemistry and biochemistry
- Managing teams focussed on commercially directed drug discovery

Dr Jeremy Paull, VP Development & Reg. Affairs

- Integral role to advancement of VivaGel clinical program
- Extensive NIH liaison and product development experience

Dr Robert Berry, President, DNT Inc.

- Founder of four technology companies and consortia
- Previously President and CEO of CMU Research Corporation

Ben Rogers, Company Secretary & CFO

- Extensive experience in finance and HR management
- Previously with CSIRO in VIC, SA and WA

Nigel Baade, Financial Controller

- CPA qualified accountant
- Experience in the pharmaceutical and biotechnology industries.

Board of Directors – depth of experience and influence

starpharma

Peter Bartels, Chairman	• Major player in corporate Australia: Coles Myer, Fosters Brewings • Pharmaceutical experience at DHA Pharmaceuticals, Abbot Laboratories
Dr John Raff, Deputy Chairman	• Founding CEO of Starpharma • Highly respected industry and government participant
Dr Jackie Fairley, CEO	• Over 15 years international business development and general management experience in pharmaceuticals and biotechnology • Former senior roles with CSL and Faulding (Mayne Pharma)
Prof. Peter Colman, NED	• Head of Structural Biology Division of WEHI, Founding director of Biota • Well regarded internationally
Ross Dobinson, NED	• International investment background • Executive Director of National Australia Bank's corporate advisory subsidiary
Leon Gorr, NED	• Lawyer with extensive experience in technology licensing • Advises on commercial transactions
Richard Hazleton, NED	• Retired chairman and CEO of Dow Corning Corporation • Numerous positions in finance, engineering and manufacturing • Former chairman of DNT, Starpharma's US subsidiary
Dr Peter Jenkins, NED	• Consultant physician, Alfred Hospital • Various clinical and management roles in Australian biotechnology

VivaGel™: Animal Efficacy results

starpharma

SHIV/HIV Protection


Combined Results
N=6
N=6
N=6
N=4
N=4
N=4
N=4
100
75
50
25
0
Percentage of Animals Protected from SHIV Infection
VivaGel™ (5%w/w SPL7013)
VivaGel™ (3%w/w SPL7013)
VivaGel™ (1%w/w SPL7013)
Gel Only 1
Gel Only 2
Untreated 1
Untreated 2

AIDS Research & Human Retroviruses, 21, pp207-213, 2005.

Advantage: VivaGel™ is NOT a surfactant
Surfactants damage epithelial cells INCREASING the chance of HIV transmission. VivaGel is NOT a surfactant and has been found not to damage epithelial cells in human trials. This is not true of all microbicides





Normal — After surfactant

Contraception 1998;57:341-348

HSV Protection


VivaGel™: animals protected from HSV-2
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
5% w/w SPL7013 gel
3% w/w SPL7013 gel
Placebo gel
PBS

Approximately 45 million Americans (26% of women and 18% of men) are infected with HSV-2, the causative agent of genital herpes.
Epidemiology of HSV in Developed Countries, HERPES, 11 Supplement 1, 2004

"Women in the United States also need HIV prevention tools like microbicides. AIDS is now the number 1 cause of death among African-American women between the ages of 25 and 34."
"The Microbicide Development Act," in the Senate of the United States, 2005

VivaGel™ : Significant Advantages Over Competitors

starpharma

	Competitor Category	Key Disadvantages	VivaGel™ Advantages
HSV-2	VivaGel™ is the only microbicide being developed to prevent genital herpes		
HIV	Surfacants/Detergents	▪ Ulceration possible ▪ Potential increased risk of infection	▪ No surfactant properties ▪ Non-irritant ▪ Does not increase infection risk
	Sulphated Carbohydrates	▪ Not active against clinical HIV strains	▪ Highly active against all HIV strains tested
	Reverse Transcript Inhibitors and other anti-viral drugs	▪ Drug resistance is an issue ▪ Primary mode of action requires infection process to have begun ▪ Not active against HIV	▪ Very high barrier to development of viral resistance
	Sulphated Polymers	▪ High cost of synthesis ▪ Poor characterisation of the drug substance likely to present regulatory issues	▪ Excellent drug characteristics - Low manufacturing costs - Stable, well defined entity
	Acidity Control Agents	▪ Is acidity control sufficient protection as mono-therapy?	▪ Potent activity against HIV and HSV-2 in animal models ▪ Non-irritant
	VivaGel™ has significant competitive advantages		

VivaGel™ : Potent Contraceptive Activity in Rabbits

starpharma

- Recent study has shown that SPL7013, the active ingredient in its VivaGel™, exhibits a potent contraceptive effect in rabbits
- Independent study undertaken at Johns Hopkins University under an NIH grant
- Fertility was reduced by more than 75% by SPL7013 in a VivaGel™ formulation and 95% in a HEC gel compared with an inactive gel
- If contraceptive activity is confirmed in humans it would allow for development with contraception as an additional claim
- Findings relevant to both the stand-alone gel and condom coating opportunities

Average No. of Embryos Conceived Per Animal Following Application of Vaginal Gels, and % Relative Fertility in Active Gel-Treated Rabbits Compared with HEC Control



Average No. of Embryos Per Animal
Relative Fertility Compared with HEC Gel
0
1
2
3
4
5
6
7
0
20
40
60
80
100
Hydroxyethyl Cellulose (HEC) Gel
(n=11)
3% SPL7013 (VivaGel™ active) in HEC Gel
(n=8)
3% SPL7013 (VivaGel™ active) in Carbopol® Gel
(n=8)
3% Nonoxynol-9 Gel *

* N-9 figure based on published historical data. Castle et al, Contraception 1998;58:51-60, and Zeitlin et al. Sexually Transmitted Diseases, 2001;28:417-23

VivaGel™'s active ingredient is a potent contraceptive in animals

Portfolio of Opportunities

starpharma



Multiple Near-Term Commercial Opportunities
Future High-Value Commercial Opportunities
Industrial Products
Life-science Applications
Pharmaceutical Products
Research Reagents
Drug Optimisation
VivaGel™
Industrial Chemicals
Medical Diagnostics
Protein PK Modification
Fine Chemicals
Drug Delivery
Cancer Therapeutic
SPL Technology Platform
DNT Technology Platform

Pipeline: Drug Delivery & PK Modification of Protein Therapeutics

starpharma

Plasma concentration-time profile in male SD rats for PEGylated poly-L-lysine dendrimers



plasma dendrimer (ng equiv/ml)
100000
10000
1000
0
20
40
60
80
100
120
140
160
180
time (h)
$Lys_{16}(PEG_{2000})_{32}$
$Lys_{16}(PEG_{570})_{32}$
$Lys_{16}(PEG_{200})_{32}$
$Lys_8(PEG_{2000})_{16}$
$Lys_8(PEG_{200})_{16}$
$t_{1/2}$ = 0.6h
$t_{1/2}$ = 0.7h
$t_{1/2}$ = 9.5h
$t_{1/2}$ = 23.9h
$t_{1/2}$ = 75.4h



Therapeutic Protein
Linker

Starpharma's dendrimers can be designed to optimize the Pharmacokinetics (PK) of:

- Small molecule drugs
- Therapeutic proteins
- Peptides

- Plasma residence time increases with dendrimer size, but:
  - PEG MW alone not the main determinant of $t_{1/2}$



Drug:
methotrexate

RNAi therapeutics

starpharma

Company	Clinical Development	Pre-clinical development
Acuity	Ph II AMD & DME	anti-inflammatories & anti-infectives
Alnylam	Ph 1 2006 (RSV)	pandemic flu, spinal cord injury, Parkinson's, cystic fibrosis, hypercholesterolemia, neuropathic pain
Sirna	Ph II AMD (w/ Allergan)	Asthma, RSV, Huntington's, viral hepatitis, diabetes, oncology, dermatology

Mainstream Pharmas are partnering up:	or acquiring:
- Novartis/Alnylam (flu) - Merck/Alnylam (AMD & spinal cord injury) - GSK/Sirna (respiratory diseases) - Abbott/Dharmacon (oncology)	Merck/Sirna

For RNAi therapeutics, the ultimate goal is targeted delivery. The leaders have RNA expertise but delivery vehicles to provide the targeting capability are underdeveloped and in strong demand.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Starpharma Holdings Ltd (ASX:SPL)

ABN

20 078 532 180

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Share Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	450,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Exercise Price: $0.5035 per share Grant date: 4 April 2007 Expiry date: 4 April 2011

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A – no existing quoted options
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Employee incentives
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	By 30 April 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	167,833,986	Ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	3,591,000 (including this issue)	Options expiring various dates ex various prices as set out below (SPLAM):
		200,000	Exercisable at 73.00 cents and expiring 31 Dec 2008
			Exercisable at 93.75 cents and with the following expiry dates:
		200,000	30 June 2007
		410,000	8 Feb 2009
		152,000	31 Dec 2009
		300,000	4 July 2010
		100,000	18 July 2010
		1,214,000	Exercisable at 50.13 cents and expiring 6 Oct 2010
		500,000	Exercisable at 45.08 cents and expiring 30 Jun 2009.
		45,000	Exercisable at 52.00 cents and expiring 2 Jan 2009.
		20,000	Exercisable at 52.00 cents and expiring 2 Jan 2011.
		450,000	Exercisable at 50.35 cents and expiring 4 Apr 2011.
			Since the last notice 631,000 options have lapsed or been forfeited.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 19 April 2007
Company Secretary

Print name: Ben Rogers

== == == == ==

+ See chapter 19 for defined terms.

starpharma

Quarterly cash flow report
Period ended 31 March 2007

Melbourne; 30 April 2007: Attached is the Appendix 4C – Quarterly Cash Flow Report – for Starpharma Holdings Limited (ASX:SPL, OTCQX:SPHRY) for the quarter ended 31 March 2007.

Cash at the end of the quarter was A$12.7 million, which is A$1.5 million greater than the previous quarter.

Receipts of A$4.7 million for the quarter included grant funding payments, primarily from the U.S. National Institutes of Health (NIH), together with receipts from commercial relationships including the recently announced siRNA deal with EMD Biosciences.

About Starpharma Holdings Limited:
Starpharma Holdings Limited (ASX:SPL, OTCQX:SPHRY) is a world leader in the development of dendrimer nanotechnology for pharmaceutical, life-science and other applications. SPL is principally composed of two operating companies, Starpharma Pty Ltd in Melbourne, Australia and **Dendritic Nanotechnologies, Inc** in Michigan, USA. Products based on SPL's dendrimer technology are already on the market in the form of diagnostic elements and laboratory reagents.
The Company's lead pharmaceutical development product is VivaGel™ (SPL7013 Gel), a vaginal microbicide designed to prevent the transmission of STIs, including HIV and genital herpes.
Starpharma's proprietary dendrimer platform, which includes Priostar, also has potential in targeted diagnostics and in drug delivery for a wide variety of drugs. Improvements including enhanced solubility, targeting and reduced toxicity have been demonstrated for a number of existing drugs. More broadly the company, via DNT, is actively exploring dendrimer opportunities in materials science with applications as diverse as adhesives, lubricants and water remediation. SPL has a comprehensive IP portfolio that comprises more than 180 patents/applications issued and pending across 32 patent families - a unique level of IP concentration among nanotechnology companies.

Dendrimers: A type of precisely-defined, branched nanoparticle. Dendrimers have applications in the medical, electronics, chemicals and materials industries.

American Depositary Receipts (ADRs): Starpharma's ADRs trade under the code SPHRY (CUSIP number 855563102). Each Starpharma ADR is equivalent to 10 ordinary shares of Starpharma as traded on the Australian Stock Exchange. The Bank of New York is the depositary bank.

For further information:

Media	**Starpharma** (www.starpharma.com)	
Rebecca Wilson **Buchan Consulting** Tel: +61 2 9237 2800 Mob: +61 417 382 391 rwilson@bcg.com.au	**Dr Jackie Fairley** Chief Executive Officer +61 3 8532 2704	**Ben Rogers** Company Secretary +61 3 8532 2702 ben.rogers@starpharma.com

Appendix 4C

Quarterly report
for entities admitted
on the basis of commitments

Name of entity

Starpharma Holdings Limited

ABN	Quarter ended ("current quarter")
20 078 532 180	31 March 2007

Consolidated statement of cash flows

			Current Quarter $A'000	Year to Date $A'000
Cash flows related to operating activities				
1.1	Receipts from customers		4,668	9,595
1.2	Payments for	(a) staff costs	(1,466)	(4,150)
		(b) advertising and marketing	(88)	(186)
		(c) research and development	(1,672)	(6,930)
		(d) leased assets	(16)	(117)
		(e) other working capital	-	-
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		142	496
1.5	Interest and other costs of finance paid		(6)	(27)
1.6	Income taxes paid		-	-
1.7	Other		-	-
	Net operating cash flows		1,562	(1,319)
Cash flows related to investing activities				
1.9	Payment for acquisition of:			
	(a) businesses (item 5)		-	-
	(b) equity investments		-	-
	(c) intellectual property		-	-
	(d) physical non-current assets		(33)	(154)
	(e) other non-current assets		-	-
1.10	Proceeds from disposal of:		-	-
	(a) businesses (item 5)		-	-
	(b) equity investments		-	-
	(c) intellectual property		-	-
	(d) physical non-current assets		-	-
	(e) other non-current assets		-	-
			-	
1.11	Loans to other entities		-	-
1.12	Loans repaid by other entities		-	-
1.13	Other - Transaction costs on acquisition of subsidiary (net of cash acquired)		-	(89)
	Net investing cash flows		(33)	(243)
1.14	**Total operating and investing cash flows**		1,529	(1,562)
Cash flows related to financing activities				
1.15	Proceeds from issues of shares		-	-
1.16	Proceeds from sale of forfeited shares		-	-
1.17	Proceeds from borrowings		-	-
1.18	Repayment of borrowings		-	-
1.19	Dividends paid		-	-
1.20	Other		-	-
	Net financing cash flows		-	-
Net increase (decrease) in cash held			1,529	(1,562)
1.21	Cash at beginning of quarter/year to date		11,159	14,284
1.22	Exchange rate adjustments		(2)	(36)
1.23	**Cash at end of quarter**		12,686	12,686

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	(171)
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Item 1.24 consists of the following:

(a) Remuneration paid to the Chief Executive Officer.

(b) Directors' fees paid to non-executive directors.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities - Lease facility for laboratory equipment	482	482
3.2	Credit standby arrangements - Credit card facility	140	25

Item 3.1 A $481,878 lease facility with National Australia Bank for the lease of laboratory equipment, which is guaranted by term deposit.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	5,553	2,406
4.2	Deposits at call	7,133	8,753
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.23)	12,686	11,159

Acquisitions and disposals of business entities

		Acquisitions (Item 1.9(a))	Disposals (Item 1.10(a))
5.1	Name of entity	-	-
5.2	Place of incorporation or registration	-	-
5.3	Consideration for acquisition or disposal	-	-
5.4	Total net assets	-	-
5.5	Nature of business	-	-

Compliance statement

1. This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2. This statement does give a true and fair view of the matters disclosed.



30th April 2007

B P Rogers
Company Secretary

starpharma

Starpharma's DNT Priostar™ Dendrimers Significantly Improve Properties of Marketed Fluorescent Reagents

Melbourne, Australia; 7 May 2007: Starpharma (ASX:SPL, OTCQX:SPHRY), through its US subsidiary company Dendritic Nanotechnologies Inc (DNT), has found that DNT's Priostar™ dendrimer technology can be used to amplify the signal and increase the duration of the signal (photostability) of existing products in the multi-billion dollar fluorescent reagents market. The company has filed a patent for the discovery through DNT.

Fluorescent reagents are used extensively in laboratories for high-throughput screening, diagnostic immunoassays, microarrays, fluorescence microscopy, genomics and proteomics. Strong signals and photostability are extremely important properties as they increase the sensitivity of detection methods and facilitate measurement of the signal, respectively.

Increased sensitivity is needed to study disease markers that are present at very low levels – often below those detectable with current technologies.

Using its Priostar™ technology, DNT has created dye-dendrimer complexes from various commercial dyes that show significantly enhanced fluorescent (greater than 10 fold) and photostability (greater than 4 fold), in addition to improved solubility in water.

Preliminary testing has shown that the enhanced properties of Priostar™ dendrimer-dye complexes are retained after attachment to an antibody, an integral component for many of the applications of fluorescent dyes.

"Market feedback indicates that the scientific community and industry users of these products will highly value the availability of reagents with increased sensitivity and photostability," said Dr. Lori Reyna, director of life sciences at DNT. Scientists are always keen to increase the sensitivity of detection and quantitation methods."

DNT will partner with established leaders in the diagnostic and research reagent industries through licensing and supply agreements. The initial commercialization target will be the research reagent and *in vitro* diagnostic markets. DNT is currently in preliminary commercialization discussions with the market leaders in the area of fluorescence reagents.

About Starpharma:

Starpharma Holdings Limited (ASX:SPL, OTCQX:SPHRY) is a world leader in the development of dendrimer nanotechnology for pharmaceutical, life-science and other applications. SPL is principally composed of two operating companies, Starpharma Pty Ltd in Melbourne, Australia and **Dendritic Nanotechnologies, Inc** in Michigan, USA. Products based on SPL's dendrimer technology are already on the market in the form of diagnostic elements and laboratory reagents.

The Company's lead pharmaceutical development product is VivaGel™ (SPL7013 Gel), a vaginal microbicide designed to prevent the transmission of STIs, including HIV and genital herpes.

Starpharma's proprietary dendrimer platform, which includes Priostar, also has potential in targeted diagnostics and in drug delivery for a wide variety of drugs. Improvements including enhanced solubility, targeting and reduced toxicity have been demonstrated for a number of existing drugs. More broadly the company, via DNT, is actively exploring dendrimer opportunities in materials science with applications as diverse as adhesives, lubricants and water remediation. SPL has a comprehensive IP portfolio that comprises more than 180 patents/applications issued and pending across 32 patent families - a unique level of IP concentration among nanotechnology companies.

About Dendritic Nanotechnologies Inc. (DNT)

Starpharma's wholly owned U.S. based operating subsidiary – Dendritic Nanotechnologies, Inc. located in Mount Pleasant, Michigan - provides innovative dendrimer technologies and commercialization services with its new proprietary Priostar™ dendrimer technologies. DNT's proprietary Priostar™ dendrimer platform serves as a targeted diagnostic and therapeutic delivery system for a wide variety of drugs to cancer cells and other diseases. Improved efficacy, enhanced solubility, and lower toxicity have been demonstrated for a number of existing drugs. Priostar™ dendrimers are the newest generation of dendrimers and were engineered to be commercially viable (reduced manufacturing complexity and costs). The company has patents pending on its Priostar™ family of dendrimers. PrioFect, Priostar and STARBURST® are trademarks of Dendritic Nanotechnologies, Inc. All other trademarks mentioned herein are held by their respective owners.

Dendrimers: A type of precisely-defined, branched nanoparticle. Dendrimers have applications in the medical, electronics, chemicals and materials industries.

American Depositary Receipts (ADRs): Starpharma's ADRs trade under the code SPHRY (CUSIP number 855563102). Each Starpharma ADR is equivalent to 10 ordinary shares of Starpharma as traded on the Australian Stock Exchange. The Bank of New York is the depositary bank.

For further information:

Media	Starpharma www.starpharma.com		
Rebecca Wilson Buchan Consulting Tel: +61 2 9237 2800 Mob: +61 417 382 391 rwilson@bcg.com.au	**Dr Jackie Fairley** Chief Executive Officer Starpharma Holdings Ltd +61 3 8532 2704	**Dr Robert Berry** President DNT Tel: 989.774.1799 berry@dnanotech.com	**Ben Rogers** Company Secretary Starpharma Holdings Ltd +61 3 8532 2702 ben.rogers@starpharma.com

starpharma

CEO Presentations – USA and Europe

Melbourne, Australia; 8 May 2007: Starpharma Holdings Limited (ASX:SPL, OTCQX:SPHRY) today announced that CEO Dr Jackie Fairley is currently visiting USA and Europe for a series of presentations and meetings with partners and investors.

This includes presenting at the Rodman and Renshaw 4th Annual Global Healthcare Conference on 14-15 May. More than 200 international public and private companies are presenting to institutional investors and venture capitalists.

A copy of the presentation is available on the company's website at the following address: http://www.starpharma.com/investor-presentations.asp.

About Starpharma:

Starpharma Holdings Limited (ASX:SPL, OTCQX:SPHRY) is a world leader in the development of dendrimer nanotechnology for pharmaceutical, life-science and other applications. SPL is principally composed of two operating companies, Starpharma Pty Ltd in Melbourne, Australia and Dendritic Nanotechnologies, Inc in Michigan, USA. Products based on SPL's dendrimer technology are already on the market in the form of diagnostic elements and laboratory reagents.

The Company's lead pharmaceutical development product is VivaGel™ (SPL7013 Gel), a vaginal microbicide designed to prevent the transmission of STIs, including HIV and genital herpes.

In the pharmaceutical field Starpharma has additional specific programs in the areas of Drug Delivery and ADME Engineering™ (using dendrimers to control where and when drugs go when introduced to the body), Polyvalency (using the fact that dendrimers can activate multiple receptors simultaneously) and Targeted Diagnostics (using dendrimers as a scaffold to which both location-signalling and targeting groups are added to allow location of specific cell type, such as cancer cells).

More broadly the company is actively exploring dendrimer opportunities in materials science with applications as diverse as adhesives, lubricants and water remediation.

SPL has a comprehensive IP portfolio that comprises more than 180 patents/applications issued and pending across 32 patent families - a unique level of IP concentration among nanotechnology companies.

Dendrimers: A type of precisely-defined, branched nanoparticle. Dendrimers have applications in the medical, electronics, chemicals and materials industries.

Microbicides: A microbicide inactivates, kills or destroys microbes such as viruses and bacteria. Microbicides may be formulated as gels, creams, sponges, suppositories or films with the purpose of reducing significantly the incidence of STIs. They are intended for vaginal or rectal use to afford protection for varying periods, from several hours up to days. Microbicides may also be designed to have a contraceptive function.

American Depositary Receipts (ADRs): Starpharma's ADRs trade under the code **SPHRY** (CUSIP number 855563102). Each Starpharma ADR is equivalent to 10 ordinary shares of Starpharma as traded on the Australian Stock Exchange. The Bank of New York is the depositary bank.

For further information:

Media	Starpharma www.starpharma.com	
Rebecca Wilson **Buchan Consulting** Tel: +61 2 9237 2800 Mob: +61 417 382 391 rwilson@bcg.com.au	**Dr Jackie Fairley** Chief Executive Officer +61 3 8532 2704	**Ben Rogers** Company Secretary +61 3 8532 2702 ben.rogers@starpharma.com

END